HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

Filenr. 82-4865

02042110

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Naarden, 18 June 2002



**Re: Hagemeyer N.V.,**
**Filenr. 82-4865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith forward to you a press release dated June 13, 2002. The Filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

RA Mandersloot

Renée Mandersloot



dlw 6/26

# HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

# PRESS RELEASE

Hagemeyer announces that Mr James H. Riddell, Chief Financial Officer, member of the Board of Management and of the Executive Committee, has expressed his intention to step down as per August 31, 2002.

As from August 1, 2002, Mr Tjalling Tiemstra (49) will take over his position as CFO and member of the Executive Committee. Mr Tiemstra will be proposed for appointment as a member of the Board of Management of Hagemeyer N.V. in the next Annual General Meeting of Shareholders.

James Riddell: "Significant progress has been made with Hagemeyer's change program. Since we have been fortunate to attract a qualified successor the time is right for me, after handing over my responsibilities to Mr Tiemstra, to return to the UK which will allow me to spend more time with my family".

Mr Riddell will continue to be employed as an advisor to Hagemeyer's Board of Management until early 2003.

Mr Tiemstra will join Hagemeyer from HBG where, since October 2001, he holds the position of CFO. Previously he was employed by Unilever in senior financial and general management positions.

Naarden, June 13, 2002
HAGEMEYER N.V.
Board of Management

Not to the editor:

For further information: Ivo H.H.J.M.Manders
++ 31.35.6957676

www.hagemeyer.com / press@hagemeyer.com